Mail Stop 4561

May 30, 2007

Sanford H. Barber
President and Chief Executive Officer
WES Consulting, Inc.
4801 96th Street N.
St. Petersburg, Florida 33708

Re: **WES Consulting, Inc.**
       Registration Statement on Form SB-2
       Filed May 4, 2007
       File No. 333-141022

Dear Mr. Barber:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

General

1.   Please tell us how you have complied with Item 310(g) of Regulation S-B as it requires that a registration statement can not be declared effective later than the 134th day after the latest balance sheet date.

Plan of Distribution, page 9

2.   In this section, you state that your "selling security holders are underwriters in accordance with the 1933 Securities Act." Please advise us as to why you are identifying your selling security holders as underwriters. If your selling security holders are in fact underwriters, please revise your disclosure to disclose that the selling security holders may not rely on Rule 144 in selling their securities. If the selling security holders are not underwriters, please revise your disclosure as necessary.

Recent Sales of Unregistered Securities, page II-1

3.   We note your response to comment 10. We note your disclosure that your investors were "educated and informed concerning small investments, such as the $3.00 investment in our company." Please tell us whether your investors had access to the same kind of information about your company that would appear in an SEC registration statement and whether they were able to comprehend and evaluate such information so as to enable you to rely on Section 4(2) of the Securities Act of 1933. Otherwise, please identify another exemption from registration on which you may have relied or provide us with an analysis as to why you were not required to register this offering.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Diane J. Harrison, Esq. (*via facsimile*)
         Harrison Law, P.A.